SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

April, 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: April 30, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0160

Shares Outstanding:42,559,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

April 29, 2004

CRYSTAL GRAPHITE COMPLETES CANADA PUMICE CORPORATION TRANSACTION

Vancouver, BC...Crystal Graphite Corporation ("CGC") (OTCBB:CYTGF & CNQ:CYTG)... is pleased to announce that it has finalized and closed, on April 28, 2004, the acquisition of Canada Pumice Corporation ("CPC"), initially announced as under negotiation by release of March 8, 2004.  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company.  Upon completion of the issuance of shares CGC will have a total of 42,559,395 shares Issued and Outstanding.  Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company.  Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company.  Gordon Sales remains President and Chairman of the Company.  Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries.  Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation.  The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion is anticipated to close within the next ten business days.

With CPC's distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA.  CPC has also made inroads and contacts for its products in Europe and the Pacific Rim.  From CPC's company owned rail siding and bulk loading facility in Quesnel it has easy access to the Port of Prince Rupert and the Port of Vancouver. CPC has experience in shipping bulk by rail to its customer base.  Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

CPC is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products. CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.